Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

September 23, 2013

Transmitted via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insured Investments

100 F Street, NE

Washington, DC 20549

Re:       Request for Withdrawal of the Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940

Ladies and Gentlemen:

Ameritas Life Insurance Corp., Ameritas Life Insurance Corp. of New York, and The Union Central Life Insurance Company (each, an "Applicant" and, collectively, the "Applicants") hereby respectfully request the withdrawal of an Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act") that was filed with the Securities and Exchange Commission (the "SEC") on July 31, 2013 (the "Application").

The Application requests an order pursuant to Section 26(c) of the Act in connection with the substitution of portfolio shares that support variable annuity and variable life insurance contracts (the "Substitution").  Three identical applications were filed on July 31, 2013, one for each Applicant.  In response to staff comments, the Applicants request withdrawal of the Application assigned File No. 812-14191 with Accession No. 0000936922-13-000011.  The Applicants will also seek withdrawal of another identical application, leaving only one application on file with the SEC applicable to all affiliated Applicants.  The remaining application will remain the only active request for an Order in connection with the proposed Substitution.

If you have any questions, please contact me directly at (402) 467-7847.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers

Vice President and Associate General Counsel